SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Environmental Solutions Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

29 408 K
(CUSIP Number)

James Moriarty, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUISP No. 29 408 K	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Black Family Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 13,350,205 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 13,350,205 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,350,205 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85%
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)
Includes 13,350,205 shares of Common Stock directly beneficially owned by Black Family Partners LP (the “BF Partners”). Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The BF Partners expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Black Family 1997 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 30,645,399 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 30,645,399 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,645,399 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.43%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 30,645,399 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”). Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black UAD 11/30/92 FBO Alexander Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust.  Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (v) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (vi) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vii) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”). Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (v) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (vi) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vii) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”). Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (v) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (vi) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vii) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”). Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (v) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (vi) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vii) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,622,980 shares of Common Stock
	8	SHARED VOTING POWER 43,995,604 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 12,622,980 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 43,995,604 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,618,584 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.81%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black. Also includes 43,995,604 shares of Common Stock directly beneficially owned by the 1997 Trust and BF Partners. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (ii) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (iii) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (iv) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS John J. Hannan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,325,834 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,325,834 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,325,834 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan. Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS Richard S. Ressler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,134,167 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,134,167 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,167 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler. Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (v) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Ressler expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 11 of 15 Pages

1	NAMES OF REPORTING PERSONS Orchard Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,270,553 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,270,553 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,270,553 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC (“Orchard”). Does not include: (i) 13,350,205 shares of Common Stock directly beneficially owned by the BF Partners, (ii) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (iii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iv) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (v) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, and (vi) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler. Orchard expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D
CUISP No. 29 408 K	Page 12 of 15 Pages

This Amendment No. 13 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, as amended by Amendment No. 3 thereto filed on November 11, 2007, as amended by Amendment No. 4 thereto filed on March 6, 2008, as amended by Amendment No. 5 thereto filed on December 22, 2009, as amended by Amendment No. 6 thereto filed on April 22, 2010, as amended by Amendment No. 7 thereto filed on December 10, 2010, as amended by Amendment No. 8 thereto filed on January 26, 2011, as amended by Amendment No. 9 thereto filed on February 18, 2011, as amended by Amendment No. 10 thereto filed on May 12, 2011, as amended by Amendment No. 11 thereto filed on May 20, 2011, and as amended by Amendment No. 12 thereto filed on July 12, 2011, with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 13 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Issuer’s issued and outstanding Common Stock shall be deemed to mean 228,213,143, the number of shares of Common Stock believed by the Reporting Persons to be issued and outstanding as of March 19, 2013.

(i)	The Black Family Partners LP (the “BF Partners”) is the beneficial owner of 13,350,205 shares of Common Stock. (1)

The 1997 Trust is the beneficial owner of 30,645,399 shares of Common Stock.(1)

Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is the beneficial owner of 9,909,949 shares of Common Stock.(1)

Leon D. Black is the beneficial owner of 12,622,980 shares of Common Stock.(1)

John J. Hannan is the beneficial owner of 2,325,834 shares of Common Stock.(1)

(ii)
See the information contained in Items 11 and 13 on the cover pages to this Schedule 13D, which are incorporated herein by reference, regarding the percent of class beneficially owned by each of the Reporting Persons.

(iii)
See the information contained in Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D which are incorporated herein by reference, regarding the number of shares as to which each of the Reporting Persons has sole power or shared power to vote or to direct the vote or to dispose or direct the disposition.

The Reporting persons beneficially own an aggregate of 105,988,934 shares of Common Stock, representing approximately 51.7% of the outstanding shares of Common Stock.

(c)
There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 13 to Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to include the following paragraphs, which are added following the last paragraph thereof:

(1) The 1997 Trust directly beneficially owns 30,645,399 shares of Common Stock. The BF Partners directly beneficially owns 13,350,205 shares of Common Stock. Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust directly beneficially owns 9,909,949 shares of Common Stock. Mr. Black directly beneficially owns 12,622,980 shares of Common Stock. Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 43,995,604 shares of Common Stock that are beneficially owned by the 1997 Trust and the Black Family Partners LP. Mr. Hannan directly beneficially owns 2,325,834 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

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CUISP No. 29 408 K	Page 13 of 15 Pages

Pursuant to that certain note subscription agreement entered into among the Issuer, the BF Partners, John J. Hannan, Orchard Investments, LLC and Richard S. Ressler (collectively, the “Subject Reporting Persons”), on March 22, 2013, the Subject Reporting Persons collectively purchased (using available capital or personal funds) senior secured convertible promissory notes (the “Notes”) for an aggregate principal amount of $1.4 million, with a commitment by each Subject Reporting Person to fund its or his pro rata portion of an additional $3.6 million in the aggregate, over one or more closings, at the election of the Company on or prior to March 22, 2014. On April 23, 2013, the Subject Reporting Persons collectively purchased an additional aggregate principal amount of $1.6 million of the Notes. The Notes provide that the principal amount bears interest at a rate of 10% per annum, payable on a semi-annual basis commencing September 30, 2013, until the date on which the Notes have been paid in full.  Each Note has a maturity date of March 22, 2018.

On or prior to March 22, 2018, at the election of the Subject Reporting Persons holding a majority of the then-outstanding principal balance of the Notes, all principal and interest amounts then outstanding under the Notes shall be exchanged for shares of the Company’s Common Stock at a price of $0.04 per share (as adjusted for any stock split, stock dividend and other price anti-dilution adjustments, the “Conversion Price”).

The Company may, prior to March 22, 2018, elect to pay up to two of the applicable semi-annual interest payments in the form of shares of Common Stock at a price equal to the lesser of the then-existing Conversion Price or the price at which shares of Common Stock are then publicly trading based on the average 20-day trailing closing price prior to the applicable interest payment date.

Concurrently with the issuance of the Notes, the Company and Orchard Capital Corp. entered into a Security Agreement.  Orchard Capital Corp. is an affiliate of Richard S. Ressler and entered into the Security Agreement in its capacity as the collateral agent on behalf of the Subject Reporting Persons (the “Collateral Agent”).  Pursuant to the Security Agreement, each of Technology Fabricators, Inc., a Delaware corporation, ESW America Inc., a Delaware corporation, ESW Technologies Inc., a Delaware corporation and ESW CleanTech, Inc., a Delaware corporation, each a subsidiary of the Company, granted a security interest in substantially all of its assets to the Collateral Agent, which security interest is effective until full repayment of all indebtedness under the Notes.

For specific terms and conditions of the note subscription agreement, the Notes and the Security Agreement, please refer to the Form of the Note Subscription Agreement, the Form of the Senior Secured Promissory Note and the Form of the Security Agreement, dated March 22, 2013, attached to the Issuer’s Current Report on Form 8-K filed on March 28, 2013, as Exhibits 4.1, 4.2 and 4.3, and the Form of Senior Secured Promissory Note, dated as of April 23, 2013, attached to the Issuer’s Current Report on Form 8-K filed on April 29, 2013, which are, in each case, incorporated by reference herein.

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CUISP No. 29 408 K	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: May 3, 2013	BLACK FAMILY PARTNERS LP

	By:	Black Family Partners GP, its general partner
	By:	/s/ Leon D. Black
	Name:	Leon D. Black
	Title:	Manager

Date: May 3, 2013	BLACK FAMILY 1997 TRUST

	By:	/s/ John J. Hannan
	Name:	John J. Hannan
	Title:	Trustee

Date: May 3, 2013	LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

	By:	/s/ John J. Hannan
	Name:	John J. Hannan
	Title:	Trustee

Date: May 3, 2013	LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

	By:	/s/ John J. Hannan
	Name:	John J. Hannan
	Title:	Trustee

Date: May 3, 2013	LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

	By:	/s/ John J. Hannan
	Name:	John J. Hannan
	Title:	Trustee

Date: May 3, 2013	LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

	By:	/s/ John J. Hannan
	Name:	John J. Hannan
	Title:	Trustee

Date: May 3, 2013	LEON D. BLACK

	By:	/s/ Leon D. Black
	Name:	Leon D. Black

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Date: May 3, 2013	JOHN J. HANNAN

	By:	/s/ John J. Hannan
	Name:	John J. Hannan

Date: May 3, 2013	RICHARD S. RESSLER

	By:	/s/ Richard S. Ressler
	Name:	Richard S. Ressler

Date: May 3, 2013	ORCHARD INVESTMENTS, LLC

	By:	ORCHARD CAPITAL CORP., ITS MANAGER
	By:	/s/ Richard S. Ressler
	Name:	Richard S. Ressler
	Title:	President